Filed by Prologis, Inc. (Commission File No. 001-13545)
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934 as amended.

Subject Company: Duke Realty
Corporation Commission File No.: 001-09044

The following is a transcript of a conference call held on June 13, 2022:

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Erica, and I will be your conference operator today. At this time, I would like to welcome everyone to the Prologis and Duke Realty Merger Conference Cal. Please note, today's conference is being recorded. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. [Operator Instructions] Thank you.

At this time, I would like to turn the conference over to Jill Sawyer, Vice President of Investor Relations. Ms. Sawyer, you may begin your conference.

Jill Sawyer

Vice President-Investor Relations, Prologis, Inc.

Thank you, Erica, and good morning, everyone. If you have not yet downloaded the press release or merger presentation related to this call, they are available on Prologis website at prologis.com under Investor Relations.

This morning, you'll hear from Hamid Moghadam, Prologis' Chairman and CEO; Gene Reilly, Prologis' Chief Investment Officer; and Tim Arndt, Prologis' Chief Financial Officer. Members of the Prologis executive team will be in attendance for the Q&A portion of this call.

Before we begin with our prepared remarks, I'd like to state that this conference call will contain forward-looking statements under federal securities laws. These statements are based on current expectations, estimates and projections about the market and the industry in which both companies operate, as well as the beliefs and assumptions of management of both companies. Forward-looking statements are not guarantees of performance and actual operating results may be affected by a variety of factors. For a list of these factors, please refer to the forward-looking statement notice in Prologis and Duke Realty's 10-K and other SEC filings.

Additional factors that could cause actual results to differ include but are not limited to the potential benefit of proposed merger, the expected timing and likelihood of completion of the transaction, including the ability to obtain the requisite approval of Duke Realty shareholders and Prologis shareholders, and the risk of the conditions to the closing of the transaction may not be satisfied.

Finally, this call will contain financial measures such as FFO and EBITDA that are non-GAAP measures. And in accordance with Reg G, the company is to provide a reconciliation to those measures and their respective earnings packages.

And with that, I'll turn the call over to Hamid. Hamid, please begin.

Hamid R. Moghadam

Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Thank you, Jill. And good morning, everyone. We're here to discuss our announced acquisition of Duke Realty. As we've been saying over the last several weeks, Duke is a company we've long admired. We have great respect for Jim Connor, the Duke management team, and the portfolio they've built and curated over the years.

The assets are highly complementary to ours, both in terms of physical qualities and market selection. Additionally, we look forward to Jim Connor joining our board after the deal closes. We pursued this acquisition primarily because the combination makes great sense from a long-term growth perspective for both companies, customers and shareholders.

Our focus on the customer and innovation has created the platform on which assets simply perform better. Our M&A history clearly demonstrates our ability to integrate assets and people into our business and to unlock additional value in acquired portfolios. Gene will now give you details on the transaction and then he'll turn it over to Tim to discuss the financials and then we'll all answer your questions.

Gene?

Eugene F. Reilly

Chief Investment Officer, Prologis, Inc.

Thanks, Hamid, and good morning, everyone. I'm going to cover the transaction overview quickly as you have the details and then describe our integration plan. Prologis will acquire Duke in a stock-for-stock transaction, implying a price of $26 billion based on Friday's close. The company's assets include an operating portfolio of 153 million square feet in 19 US markets, 11 million square feet of development and progress in 11 markets, and over 1,200 acres of land with a build-out of approximately 21 million square feet. We intend to hold roughly 94% of the operating portfolio and 100% of the land bank. We will complete and stabilize all of the development in progress with the intention of holding about 90% of those assets. This portfolio is located in preferred submarkets of major US markets, including Southern California, New Jersey, South Florida, Chicago, Dallas, and Atlanta.

As Hamid said, Duke has done an impressive job over many years repositioning its business. In the company's history, it's one of the nation's best developers, which is now reflected in the quality of its assets and its locations. Our people know the portfolio [audio gap] (00:04:49) and have long considered top of class. The same can be said about the Duke team. This acquisition expands our connections, our existing connections that is, with 239 Duke customers, and introduces us to 557 new relationships. That said, there will be no material change to our top 20 customer list.

In the last 10 years, we've integrated several large real estate portfolios, as you know. We outperformed our forecast each time and our teams on the ground and corporate functions emerged stronger in each case. Unlike these transactions, we hope to retain a number of Duke's team to manage the portfolio assets and to serve in other currently open positions at Prologis. Our teams are very confident about onboarding customers' real estate and personnel having done this many times. But they are today particularly excited to integrate our Essentials platform with this incredible portfolio and customer asset.

We're highly confident that our Essentials' offerings will get immediate traction with this portfolio. And, of course, the entire combined portfolio will benefit from increased scale going forward. We expect that Duke portfolio and people will provide enhanced market knowledge and relationships, local insights, and additional operating flexibility, all helping us to serve and collaborate with customers in a way that simply adds more value to their businesses than other landlords can provide.

Finally, portfolio repositioning is not material, as we are disposing of just over 6% of the assets and will exit one market. And we said that the quality of these properties we'll be disposing is high and we're in no hurry to get on with disposing of them. This integration effort is straightforward from our perspective and our execution confidence is high. And with that, I'll turn the call over to Tim to walk us through the financial details and expected value creation. Tim?

Timothy Arndt

Chief Financial Officer, Prologis, Inc.

Thanks, Gene. Our presentation lays out both the financial accretion we expect of this transaction, as well as some history on the performance we've achieved in past acquisitions. Our track record has been excellent in underwriting, integrating and delivering accretion on these transactions, and we certainly expect the same with Duke. The year one accretion associated with the transaction is significant at approximately $340 million at the midpoint, made up of an estimated $60 million to $70 million of corporate and operating synergies, as well as $250 million to $300 million in lease and debt mark-to-market adjustments.

Acknowledging that these adjustments are not cash accretion on day one, we've spoken to many of you about the importance for us to deliver transaction that is at least neutral to AFFO in the first year in order to provide a base for growth thereafter, which this deal does.

On day two, we will immediately begin to deliver on the additional sources of accretion that extend beyond corporate and operational synergies. First is the opportunity to engage with over 550 new buildings and, coincidentally, over 550 new customers in our Essentials business.

Duke has identified candidate properties for solar that our growing energy team is well prepared to begin to engage with. We will also integrate the portfolio into our data platform which will provide even better information for our operating teams to serve customers, minimize downtime and increase overall property cash flow. We believe in combination, these will add between $70 million and $90 million annual to earning – annually to earnings.

We've also estimated cost of capital benefits, which over time should reduce interest expense by at least $5 million to $10 million per year. As these leverage-neutral transactions tend to be viewed as credit-enhancing, even lower borrowing costs would be reasonable to achieve over time. With a 100% stock transaction, there will be no significant funding requirements on day one, our credit metrics will be virtually unchanged, and our USD asset base and equity exposure will both increase.

Further, like Prologis, Duke has no meaningful debt maturities until 2026, keeping interest rate exposure limited and preserving incredible flexibility for how and when we refinance debt. This includes the potential to utilize more foreign debt where we have equity to repatriate, as Duke debt maturities provide a use of proceeds for such raises.

Not included in these core earnings is also our plan to deliver on the value creation embedded in Duke's land bank, which given our platform, team and customer relationships will drive NAV accretion and help our customers as they continue to build out their supply chains. We estimate that we will deliver an additional $300 million per year value creation by expanding our development efforts.

In closing, we feel great about this transaction and that we've found our way to a deal that is compelling for all shareholders, creating an exciting path forward for the new company.

With that, I'd like to turn the call over to the operator for your questions, although I know we have a few analysts who are restricted and unable to participate this morning. Operator?

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from Tom Catherwood with BTIG.

Thomas Catherwood	Q
Analyst, BTIG LLC

Excellent. Thank you. Good morning, everyone. Just coming on the heels of NAREIT, where the general sentiment was that fundamentals especially for industrial robust, but that the economy, market and consumer definitely are facing uncertainty and challenges. When we think of this transaction and, Tim and Gene, I get the immediate accretion you laid out, get the synergies, but does the transaction create a growth profile for the combined entity that's higher than Prologis or Duke could achieve individually? And if so, I guess that that's maybe a day two or a year two benefit, but is there some of that that you can capture earlier on in the process that can make this more cash-flow-accretive earlier?

Timothy Arndt	A
Chief Financial Officer, Prologis, Inc.

Hey, Tom. This is Tim. I'll start. And I think so, absolutely. Basically, we have the ability to take Duke assets, and as we've said, put them into a platform that just has many more avenues to add revenues. We've gone through that in the Essentials business those examples, but also even strategic capital we've talked about. This gives us the ability, maybe not on day one, but to put in increasing amount of our US development properties into US [ph] outlet (00:12:19), for example, over time adding base fees and promote opportunities.

I think, more importantly, and maybe this gets to the heart of your question, what can occur is then I would expect to see an expansion in margin in all of these business, an expansion at margin in Essentials and strategic capital beyond even what we have simply at the corporate level. We highlight in the presentation that we'll see our G&A to AUM decline from 35 basis points to 29 basis points. So across the entire P&L, we'll see that expansion and that will grow as the years go on.

Eugene F. Reilly	A
Chief Investment Officer, Prologis, Inc.

Yeah. The only thing I would add to that is that our growth profile in the US on a standalone basis is slightly higher than Duke's because of the market allocation. But between Europe and Japan, if you add – blend those in, the profile for growth on the NOI basis is almost identical. I mean, it's within couple of basis points. So you get the top line benefit on almost a neutral basis and then all the things below the line, we're getting quite a bit of operating leverage out of the portfolio, both from a G&A standpoint, obviously, which is a source of immediate accretion and then, more importantly, all the other things that we can do to the portfolio.

I mean, one thing you guys may not be fully aware of is all the out-of-platform opportunities that customers approach us with. So, for example, if we're doing solar or LED, or some other aspect of operational Essentials to the customers, they are so happy with that that they usually ask us to do that in other buildings that they lease with other people, and we've actually had couple of instances of that happening with the Duke portfolio in the past. And certainly, this way, we're going to really get asset. So, tough to predict all those things exactly what they're going to be, but I think we've done – we've been to this rodeo a couple of times and then come out of it in a very strong way.

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Erica?

Jill Sawyer	A
Vice President-Investor Relations, Prologis, Inc.

Next question, please.

Operator: Your next question comes from the line of Caitlin Burrows with Goldman Sachs.

Caitlin Burrows	Q
Analyst, Goldman Sachs & Co. LLC

Hi. Good morning. I had a more transactional or factual question, but just if you look on page 8, that shows the $340 million midpoint that you guys referenced. And then on page 9, it shows the combined share count of 950 million. But if you divide 340 million by 950, you get to like $0.36 rather than the $0.20 to $0.25 that you mentioned, so I was just wondering how you get to that $0.20 to $0.25?

Timothy Arndt	A
Chief Financial Officer, Prologis, Inc.

Yeah. Caitlin, this is Tim. That's going to be everything else that goes on with this kind of combination that's going to reflect the absorption of the premium itself that's offset the other direction by a little bit higher FFO yield in the Duke portfolio itself. So, there's a number of things that go on beyond just this accretion and the share count change that'll get you into the $0.20 to $0.25.

Operator: Your next question comes from the line of Ki Bin Kim with Truist.

Ki Bin Kim	Q
Analyst, Truist Securities, Inc.

Thanks and good morning out there. So, Hamid, can you just talk about how the process has evolved? Obviously, when you guys started, it was late last year, while industrial fundamentals have been pretty great. Obviously, it's a different macro environment. So, as the process has evolved and as the market has evolved, can you just talk about the puts and takes and what ultimately led you to increase that premium by 2% to exchange ratio?

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Well, as we have indicated, we were trying to get engagement. And with obviously, this is not a new idea for us, we've been probably thinking about it for three to four years and really started getting into active dialogue. And you'll read more about this in the merger documents, obviously, but we got really – and in the proxy, we got really into it towards the end of last year, and never got a calendar, never got any kind of feedback. And we finally did and we were able to engage actively and obviously was in negotiation. But we will – we gave our pretty close to our best offer right off the bat and we moved a bit as part of the negotiation and back and forth that we went together. So, with respect to the macro environment, I'm not sure what that has anything to do with any of this because, frankly, our balance sheet remains exactly the same. We would be a stronger company together with Duke.

And our customer traction, our financial metrics, our growth profile, I mean, there is nothing about this transaction that is a negative. So, in whatever macro environment, good or bad that we have, the new company will perform even better than the old company. So, I don't – honestly don't think a lot about the macro environment in this regard. I guarantee you, our company is not worth whatever, a third or 40% less than it was a couple of months ago. And it may have been worth too much at that time, I have no idea. You guys decide what stock prices are. We just operate our business. And I think together we can operate a better business than we would have otherwise.

Operator: Your next question comes from Steve Sakwa with Evercore ISI.

Steve Sakwa	Q
Analyst, Evercore ISI

Thanks. Good morning. It sounds like you're going to keep the vast, vast majority of the Duke portfolio. I think you said maybe 6% of the assets will be for sale at some point. But maybe talk about using funds and bringing in joint venture partners to either take some of the assets or do you plan to keep the vast majority of the Duke assets on your balance sheet or contribute these at some point to increase the strategic capital percentage and maybe try and boost your return on invested capital?

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Yeah. See, that's a good question. The fact of the matter is that unlike the old days, we don't have a must put, must take kind of arrangement with our funds, because we think it's better governance not to have it that way. But our practice has been to offer pretty much everything that comes off the development pipeline to our funds. So, we expect to do certainly the same with the assets coming off the development pipeline of Duke, and the two companies together will have a much bigger development pipeline which in turn means more things going into [indiscernible] (00:19:43) than they would have otherwise in the past. So that's at minimum what we'll do. And with respect to the 6% that we're sliding for sale, look, we're perfectly happy keeping those for some period of time. In fact, we ended up keeping some of the Liberty assets longer, and as a result ended up selling them for almost 40%, 50% more than we would have, if we had rushed into this like everybody was pushing us to.

So, I mean, we sold about $18 billion of assets over the last 10 years. I think we can we can extract the best value out of those assets when the time comes up. So pretty confident with that. But certainly, the private capital business will benefit from this portfolio as well.

Operator: Your next question comes from the line of Michael Goldsmith with UBS.

Michael Goldsmith	Q
Analyst, UBS Securities LLC

Good morning. Thanks a lot for taking my question. You guys have a large acquisition budget, a large development pipeline now, you've done several large deals over the last few years. So, should we think about this large transaction as a component of your earnings algorithm going forward? And then, on the same lines, like, is this kind of a reflection of how difficult it is to gain scale in some of these higher barrier-to-entry markets and just acquiring portfolios is the best and cleanest way to do so? Thank you.

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Thanks. Michael, we do not ever have an acquisition budget. In fact, every year that we give guidance on acquisition, I remind people that our acquisition guidance really, really is zero to now $26 billion, and we've exceeded this on both ends. So, we don't have a budget for acquiring. We only acquire things if we think we can create value with them. So – and scale has never been an objective. Scale has been the result and the outcome of doing a good job with customers and operating the portfolio efficiently and adding services, and all kinds of other things that the customers need.

So, I think the cause and effect goes the other way. We look at helping our customers, really investing in quality locations and assets, and that at times may result in scale that comes through M&A or organic-type acquisitions, but it's never, never, ever an objective to get bigger. I think one of our prior companies had that strategy and it didn't work so well.

Operator: Your next question comes from the line of Jamie Feldman with Bank of America.

Jamie Feldman	Q
Analyst, BofA Securities, Inc.

Great. Thank you. Can you talk about your combined exposure to Amazon, potential Amazon subleases? And I guess just bigger picture, if you look at some of the combined markets, are there any that concern you on whether too much supply possibly coming on line or maybe more exposure to some of the negative things we've been reading about in press?

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

So, one, we – this Amazon thing, honestly, has gotten so much misinformation and misplay, and so much values moved around as a result of one statement that we felt almost compelled to put out a research paper two weeks ago that reminded everybody of everything that we said publicly about Amazon and e-commerce generally in the last two to three years. And nothing in anything that they've said was something new, if people were paying attention to what we were talking about. So, I'm not at all concerned about Amazon, because I know that e-commerce is a big driver. It's not the only driver, but it's a big driver, and if anything, it's getting broader today than it was a couple of years ago.

And yes, Amazon may be having a lower share of that, but certainly, the overall market is broader than it would have been. So, with respect to the exact number of Amazon exposure, Duke had a slightly higher exposure to Amazon than we did. They had brought it down through their joint venture with CBREI. And the exposure, I think in the long-term is going to be around 5%. Is that, Tim, you have the exact number of about 5%, as opposed to [indiscernible] (00:24:23) where we are today. And that number will bounce around, but our strategy is always the same and this is kind of important.

We do a lot of business with a lot of different customers, including Amazon. We don't – because we want to serve our needs, but we don't have to keep those assets, every asset that we develop for these customers and have not. So over time, we've sold a fair amount of our Amazon assets and other assets that we developed with customers that are either special purpose or in some way not assets that we'd be comfortable re-leasing, either because of location or configuration or whatever.

So, the strategy remains the same and we'll do the same thing going forward with Amazon and other customer assets that we developed for them.

Operator: Your next question comes from the line of Anthony Powell with Barclays.

Anthony F. Powell	Q
Analyst, Barclays Capital, Inc.

Hi. Good morning. I guess, question on development. I think the combined guidance for this year at $6.4 billion, when we take your [indiscernible] (00:25:31) guidance in Duke's, is that a level you're confident with over the next few years? And I know fundamentals remained strong. But given all the macro uncertainty, are you comfortable with over $6 billion of annual combined development on an ongoing basis in the next couple of years?

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

I don't know as such in a couple of years. I mean, every one of these decisions is made bottoms up. And obviously, the ones that we've made decisions about and Duke has made decisions about and are in the hopper will continue. And a lot of them have been partially leased or fully leased. So that will go on with respect to what our long-term development program will be. It's just the same answer as acquisitions. We'll build them where we think we can make money. And there's no urgency to build anything just for the sake of meeting the stated objective.

So, I don't know what it will be, depends on how the market evolves. But we're totally comfortable with that being a lot lower. In fact, while I'm on that topic, let me just add something to it. I think external growth is the lowest quality growth that you can have in a company. I think the real growth is organic growth, which is going to come from the mark-to-market of the two portfolios and leverage on the G&A and all the things you can add on for your customers. I think external growth, development is better than acquisition, for sure, because you're actually creating a margin in doing that, which is good.

So, I would say in terms of quality of growth, I would say organic, number one by far; growth through development and value creation, probably a distant, number two; growth to just pure on the market acquisition, probably the third component. And I would say actually the miscellaneous business as we – the Essentials business, the private capital business, solar or energy, all those other stuff, I would put those businesses right after organic growth or maybe on par with organic growth, because those are consistent. They grow over the years and they are recurring. So, I think quality of earnings is often an issue that's overlooked.

Anthony F. Powell	Q
Analyst, Barclays Capital, Inc.

Thank you.

Operator: Your next question comes from the line of Rich Anderson with SMBC.

Richard Anderson	Q
Analyst, SMBC Nikko Securities America, Inc.

Thanks. Good morning. Just perhaps getting this question on the record, are you budding up against any antitrust issues become a part of the conversation, perhaps not with Duke here, but maybe the next elephant hunting event in your future, or are we just not even near that at this point? Thanks.

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Well, I don't know much about antitrust, but I think on a good day we own less than 10% of the relevant market. And this is a highly, highly fragmented industry. And let's just keep in mind that we have customers that are – have scales that are 20 times our scale or something, and there seems to be no issue there with respect to antitrust kinds of things. And I know there are lots of theories about whether antitrust – is antitrust going to serve customers and it lowers costs and all the latest theories on antitrust. And we're obviously familiar with those, but I think we're so far from where we have any kind of market concentration that, I don't think so, but who knows?

Operator: Your next question comes from the line of Michael Carroll with RBC Capital Markets.

Michael Carroll	Q
Analyst, RBC Capital Markets LLC

Yeah. Thanks. Now, I know that Prologis has long highlighted the benefit of asset clusters. Can you describe how the addition of the Duke portfolio expands your existing clusters? And does Duke, the stand-alone entity, I mean, how many clusters did they have within that portfolio?

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Well, it depends. I mean, there are – if you go to the submarket level and the market level, obviously, one of the reasons we like the business is that the markets are overlapping. Because other than Minneapolis, we pretty much are all in the same markets, but everybody's in pretty much the same markets, because the customers are all in the same markets and the demand is all in the same market. So eventually, people have figured that out, and pretty much every company has focused on those quick and key markets. And each one of those markets has maybe three or four submarkets. So, you would expect that we would all be operating within the same submarkets, more or less, and there's a fair amount of those in the Duke portfolio. But there's a lot of assets that are not part of the Duke portfolio and not part of the Prologis portfolio that are also in those markets. Just like I said before, our concentration is less than 10% in many markets. I mean, I don't think there is a market in which we are more than teens, if you look at it in terms of the total market position.

So whatever you want to call it, clustering or submarket focus and all that, it happens naturally. I mean, there's nothing unusual about this portfolio or any other portfolio that we've acquired. Our land bank happens to be in the same markets, too. So when we develop assets, it's going to end up being in the same markets. But that's more in a function of what are attractive markets than any kind of attempt to cluster or something.

Operator: Your next question comes from Nick Yulico with Scotiabank.

Nicholas Yulico	Q
Analyst, Scotiabank

Thanks. Good morning. I just had a question about the valuation of the transaction. Realizing that you're using your stock, so you're viewing this as a relative opportunity, but if we look at it, based on the offer price or Friday's close, just looking at first year NOI of Duke, no synergies applied to that. It looks like it's right around a 4% cap rate. And I guess, I'm just wondering what your view is on that versus where private market cap rates may have trended. Obviously, there's a lot of uncertainty right now to debt markets, but perhaps you could just touch on the sort of valuation of the transaction versus where you think industrial real estate may have re-priced in the private market? Thanks.

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Yeah. I don't think there's been a sufficient time that's passed in terms of having a real evidence of cap rates in the so-called new environment. And, of course, the new environment sort of changes every day depending on what happens to treasuries and the like. So, the short answer is, I don't know where the private market is today, but I can tell you one thing that these assets are significantly below replacement cost, because the very things that are driving up interest rates, and therefore, having [ph] an inverse value on – effect (00:33:00) on valuations and cap rates are driving up replacement cost. In fact, I would venture a guess that based on our experience, replacement cost is going up faster in the last year or two than ever in my career, and I've been doing this for 40 years. So, I think the next marginal building will come on line only when the developer presumably can make profit out of it. And so, that will require higher rents. And if those rents don't materialize, then presumably, rational people will not be building those buildings, and with so much institutional capital in the business that's very well informed. I don't think those institutional investors will be allocating capital to development projects that don't pencil.

So – and we're dealing with a market that's 4% vacant and rents are accelerating – continue to accelerate. I can tell you that on the rental side of the market, putting cap rates aside, we've really seen no letup in demand and trajectory of rents in most markets. Maybe that will come later, but we haven't seen it yet, because it's such a tight market and it's so difficult to bring on supply and it's so expensive to do that. So, we think existing assets at a significant discount to replacement cost are really good places to have our capital invested, particularly [indiscernible] (00:34:30).

Operator: Your next question comes from the line of John Kim with BMO Capital Markets.

John P. Kim	Q
Analyst, BMO Capital Markets Corp.

Thank you. Good morning. A question on Essentials. Is the $70 million to $90 million of incremental income that you expect a revenue or EBITDA figure, because I know, in the past, you've talked it – talked about in terms of revenue? And will the costs associated to build it out, will they be capitalized or expensed?

Timothy Arndt	A
Chief Financial Officer, Prologis, Inc.

That – excuse me. This is Tim. Why don't I start and then Gene and Hamid may pile on. But the – within the $70 million to $90 million, about $40 million to $50 million of that would be our estimate in about four or five years on what the Essentials' bottom line, to your question, would be. That's about it. That's an FFO addition. That's similar and in proportion to the $300 million that we've [ph] drawn (00:35:29) out on our existing portfolio.

Eugene F. Reilly	A
Chief Investment Officer, Prologis, Inc.

Yeah. I don't have a whole lot to add than to say, look, there's nothing that's different about the Duke portfolio than our own portfolio with respect to Essentials opportunities. And once we really roll up our sleeves and look at it from an asset-by-asset point of view, we will have a more accurate assessment of what that opportunity is. But I would think it would be at least as much as the existing Prologis portfolio, because those opportunities have not yet been capitalized on. So, there's [ph] more low-lying fruit (00:36:07) there, I would think.

Operator: Your next question comes from the line of Blaine Heck with Wells Fargo.

Blaine Heck	Q
Analyst, Wells Fargo Securities LLC

Thanks. Good morning. Tim, I was hoping you could just break out some of the major components of the $250 million to $300 million of lease and debt fair value adjustments detailed in your presentation.

Timothy Arndt	A
Chief Financial Officer, Prologis, Inc.

Yeah. Blaine. It's substantially the lease mark-to-market. In fact, what's going on within that number is on the debt side, it's an unfavorable adjustment because of the level of interest rates these days. So, the lease component is over $300 million and then it's brought into a lower number from the debt side. I think I'll take this opportunity to pile on. That would include nothing that we might do within the capital markets in actuality, meaning if we find a way to refinance any of Duke's debt, none of it is maturing until 2026. But the nature of the high coupons and the favorable make-whole premiums, I'm confident that we will find some opportunities to execute on some refinancings. And as mentioned in my script, we can probably tap some foreign markets for that. We'll have equity sitting in Europe and Japan. That's always building frankly. We're always creating value in those jurisdictions. So, the equity repatriation game is a constant and it gives us a new use of proceeds. If we raise such debt and bring it back, we can point it at some of those Duke maturities. So, we may turn this number further upwards on an FFO basis and also crystallize some of that on an AFFO basis.

Operator: Your next question – your final question comes from Ki Bin Kim with Truist.

Ki Bin Kim	Q
Analyst, Truist Securities, Inc.

Thanks for taking me back on. Just a quick question on the synergy, $300 million in development, value creation, annual assumption, assuming that means above and beyond what Duke is already creating. Can you just talk about how you expect to extract that $300 million of additional value?

Eugene F. Reilly	A
Chief Investment Officer, Prologis, Inc.

Yeah. Ki Bin, this is Gene. I'll explain what we're doing. Basically, we're going to take Duke's current volumes and simply carry them forward. So, they've got $1.6 billion roughly in process right now. And as I said earlier, we're going to hold about 90% of that. Going forward, we will simply maintain the pace that they're at and apply a theoretical 20% margin. That's your $300 million.

Hamid R. Moghadam	A
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Yeah. And by the way, those volumes may not, as I mentioned earlier, be the right volume for the market environment next year or the year after. I mean, they will be whatever they will be. And the margins have been lower than certainly what the margins have been of late. And so, I think it's going to be a while before we glide down to 20% margins, because rents continue to go up. And while construction costs and land costs are going up, the margins are – have for the last four or five years been wider than what we considered normal maybe even five years ago. So, I think we'll do better on margins. The volumes will depend on the market.

Operator: At this time, I'll turn the call back over to the presenters for any closing remarks.

Hamid R. Moghadam
Co-Founder, Chairman & Chief Executive Officer, Prologis, Inc.

Yeah. Thank you. Thank you so much for your interest. I know this was short notice. And obviously, we'll be talking to many of you and your investor clients over the next couple of days. But we feel really good about this one. We felt good about all of them, but we especially feel good about this one. And I'm particularly optimistic that in this environment where people are really having a hard time figuring out what's going on and what's happening to the world, that this gives us a good body of work to create value on over the next couple of years. So, we're excited about that and look forward to talking to you. Take care.

Operator: Thank you for participating. You may disconnect at this time.

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FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as beliefs and assumptions of Prologis and Duke Realty. Such statements involve uncertainties that could significantly impact Prologis' or Duke Realty's financial results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," and "estimates," including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or Duke Realty expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis' and Duke Realty's respective debt, capital structure and financial position, Prologis' and Duke Realty's respective ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and Duke Realty believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor Duke Realty can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis' and Duke Realty's ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and Duke Realty management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Duke Realty's business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates; (xiv) increased or unanticipated competition for Prologis' or Duke Realty's properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings; (xviii) risks related to Prologis' and Duke Realty's investments in co-investment ventures, including Prologis' and Duke Realty's ability to establish new co-investment ventures; (xix) risks of doing business internationally, including currency risks; (xx) environmental uncertainties, including risks of natural disasters; (xxi) risks related to the coronavirus pandemic; and (xxii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis' and Duke Realty's respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor Duke Realty undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 ("Form S-4"), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the "joint proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis' and Duke Realty's shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC's website or from Prologis or Duke Realty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis' website at the SEC Filings section of www.ir.prologis.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty's website at the SEC Filings section of http://investor.dukerealty.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis' directors and executive officers is available in Prologis' Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about Duke Realty's directors and executive officers is available in Duke Realty's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Duke Realty as indicated above.